Appendix A
to
OPERATING EXPENSES LIMITATION AGREEMENT

Fund/Class	Operating Expense Limit	Effective Date

Zacks Multi-Cap Opportunities Fund
Class A Shares	1.65%	12/1/07
Class C Shares	2.40%	12/1/07

Zacks Market Neutral Fund
Class A Shares	1.65%	6/26/08
Class C Shares	2.40%	6/26/08

Zacks Small-Cap Core Fund	1.39%	6/30/11